Exhibit 99.2

AYR Wellness Launches kynd Premium Edibles in Florida and Nevada

The reliably dosed, naturally flavored edibles feature a fresh new look as kynd debuts its strategic rebrand

MIAMI, March 27, 2024 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), today announced that its flagship cannabis brand, kynd, will launch its first line of premium edibles in Florida and Nevada. Patients in Florida can now begin exploring kynd's newest offering, with Nevada to follow in the coming weeks.

kynd breaks into the growing edibles market with a selection of naturally flavored, reliably dosed, melt-proof, vegan and gluten-free edibles that amplify creativity and relaxation with effect-based terpenes and cannabinoids, designed to deliver a combination of deliciousness and effectiveness that take cannabis adventures to new heights. Offerings include:

•	UPLIFT Gummies: Available in Sour Strawberry and Sour Watermelon, these mood-boosting, energizing Sativa gummies inspire creativity and awaken potential.

•	RELAX Gummies: Journey to a place of total relaxation with these soothing, calming, Indica delectables, available in Sour Blue Raspberry and Tropical Pineapple.

•	BALANCE Gummies: With a perfectly paired 1:1 ratio of THC to CBD, these blissfully effective edibles invite consumers on a peaceful, Florida Orange or Black Cherry-flavored journey.

•	SLEEP Gummies: Blending a 2:1 ratio of CBN and Indica terpenes, these Bedtime Blueberry gummies allow consumers to unwind and enjoy a restful night’s sleep.

•	ENERGY Gummies: Low Dose, High Energy. These tart Sativa treats have 1mg of THC and 5mg of THCV, a minor cannabinoid associated with increased focus and alertness. Perfect for checking items off your to-do list!

kynd's Sour Watermelon UPLIFT, Black Cherry BALANCE, and Sour Blue Raspberry and Tropical Pineapple RELAX Gummies are now available in Florida. Additional flavors will be available in Florida and Nevada at a later date.

"As we continue to relaunch our flagship cannabis brand, kynd, we are thrilled to expand the brand’s offerings into new categories like edibles," said David Goubert, President and CEO of AYR. "Edibles are a growing product category that caters to both new and longtime cannabis consumers. We believe our customers in Florida and Nevada will be thrilled with the new offerings, and we look forward to introducing kynd edibles to customers and wholesale partners in additional states later this year. Whether it's time to unwind and relax or it's a bright, sunny day fit for fun and celebration, kynd has an edible that will enhance your day."

The launch of kynd's premium edibles builds upon the debut of its refreshed brand identity. Adding to its dynamic collection of premium flower, kynd's first collection of gummies puts AYR's flagship brand in a position to positively impact the $2.2B edibles market. The revitalized brand is dedicated to meeting all patients' needs while building a holistic presence that prioritizes both the plant and community. The brand’s "Season of Kyndness" initiative raised over $60K in donations for local nonprofit organizations nationwide in December of 2023, with notable funds raised for the Veterans Cannabis Project in AYR’s home state of Florida.

To learn more about Season of Kyndness, kynd's refreshed brand identity or the launch of premium edibles in Florida and Nevada, please visit www.kynd.com or @kyndflower on Instagram.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:
Robert Vanisko
VP, Public Engagement
T: (786) 885-0397
Email: comms@ayrwellness.com

Company/Investor Relations Contact:
Jon DeCourcey
Head of Investor Relations
T: (786) 885-0397
Email: ir@ayrwellness.com

Investor Relations Contact:
Sean Mansouri, CFA
Elevate IR
T: (786) 885-0397
Email: ir@ayrwellness.com